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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 18, 2019

Dear Sir, Madam,

Subject- **Company statement on settlement with CA Attorney General**

Infosys' agreement concludes the California Attorney General's investigation into allegations related to the payment of state payroll taxes for some employees traveling on B-1 visas dating back to 2006. The agreement—which notes that Infosys strongly disputes the allegations and in which Infosys admits no wrongdoing—will result in the case being dismissed with prejudice and was reached to avoid the time, expense, and distraction of protracted litigation on allegations dating back more than 13 years. Infosys maintains robust policies and procedures to ensure adherence with all applicable regulations and laws.

The information will also be made available on the company website www.infosys.com. This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com